Exhibit 99.16

GREENLIGHT CAPITAL, INC.

140 EAST 45th STREET, 24th FLOOR

NEW YORK, NEW YORK 10017

February 9, 2008

Board of Directors

MI Developments Inc.

455 Magna Drive

Aurora, ON L4G 7A9

Dear Sirs:

We are writing in response to MI Developments Inc.’s (“MID”) reorganization plan that was announced in November 2008 (“Plan”). We have held shares of MID for almost six years. During that period, we have watched Mr. Frank Stronach continue to fund his interests in horses and gambling through MID. The majority of shareholders of MID do not support the use of MID’s valuable cash flows to fund Magna Entertainment Corp. (“MEC”). The Plan is just one more egregious attempt to further erode MID’s value.

On February 2, 2009, MEC announced that it had submitted an application for a Video Lottery Operation License in Maryland. Two days later, MEC announced that as part of the Plan, MID had funded MEC’s slot license application at Laurel Park to the tune of $28.5 million. The Plan also provides for MID to fund an additional $30 million for construction of a slot facility at Laurel Park. We are vehemently opposed to MID using its funds to make these additional gambling investments. MEC is relying on further funding from MID, which is subject to a shareholder vote that we, and other large shareholders, will vote against. We intend to contest the Plan every step of the way. No doubt other large shareholders will conduct their own analysis and reach the same conclusion.

Even more outrageous is the fact that the Plan contemplates that MEC convertible bondholders who are junior to the MEC debt held by MID will be paid in full in cash, whereas MID’s secured loans to MEC will be converted into shares of MEC equity. As for the value of that MEC equity, Mr. Stronach sold over 600,000 shares of that stock just prior to announcement of the proposed Plan. What does that tell you about the value of the MEC shares? In the second quarter of 2005, the carrying value of MID’s investment in MEC equity was $355 million. Those same shares are now worth under $2.5 million. We fully intend to hold the MID directors accountable for not protecting the value of MID’s secured loans to MEC.

Given that the Plan will not receive the required approval from the MID shareholders, we urge the MID Board to be mindful of its fiduciary duties and immediately halt its plan to go forward with what the term sheet calls the “Immediate Transactions” (the new loan to MEC and the extension of the maturity dates of the MEC loans).

Rather than burn more MID resources pursuing the Plan, the MID Board should start considering the interests of all of the MID shareholders rather than just Mr. Stronach. We once again urge the MID Board to consider the proposal to acquire the MEC loans made by Mr. Halsey Minor on October 2, 2008. Inconceivably, a full four months after the proposal was made public, we understand that the MID Board has continued to ignore Mr. Minor’s offer in utter disregard of its fiduciary duty. There is little doubt that selling the MEC loans to Mr. Minor would be a far better outcome for MID shareholders than the current proposal, and it would not require approval from Mr. Stronach or a shareholder vote. Were the Board to pursue that opportunity, it could arrange an auction between Mr. Minor and Mr. Stronach (or other third parties) to see who would allow MID to exit its MEC investment on the most favorable terms.

Instead, the MID Board would rather make additional loans to MEC, and then allow MEC to convert all of the loans into worthless MEC stock distributed to MID shareholders, rather than see MEC repay them or sell its loans or realize on its security. Choosing this Plan instead of pursuing an offer to sell the MEC loans for cash is an outrageous breach of the MID Board’s fiduciary duty and cannot be justified as a valid exercise of “business judgment” on even the most tortured analysis given the current dire financial situation at MEC.

We trust that the MID Board will be reminded of their duties, and will immediately abandon the Immediate Transactions and the ill-conceived Plan and pursue the offer made by Mr. Minor or other alternatives that are in the best interests of all of the MID shareholders. We are committed to ensuring that MID shareholders receive fair treatment and that you are held responsible for any failure to live up fully to your fiduciary duties.

Yours very truly,

/s/ David Einhorn

President

Greenlight Capital, Inc.